Hemisphere National Bank

As of and for the year ended December 31, 2005, Hemisphere National Bank has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, Hemisphere National Bank had in effect a fidelity bond and errors and omissions policy in the amount of $ Three million dollars.

/s/ Daniel Schwartz	/s/ Marilyn Barnes
Daniel Schwartz	Marilyn Barnes
President and CEO	Managing Director
March 3, 2006

8600 N.W. 36th Street, Suite 600 Miami, Florida 85166 Tel: (805) 941-6300 Fax: (805) 640-0533